787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

August 29, 2014

VIA EDGAR

Ms. Monique Botkin

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	AQR Funds File Nos. 333-153445 and 811-22235 Post-Effective Amendment No. 80

Dear Ms. Botkin:

On behalf of the AQR U.S. Defensive Equity Fund, AQR International Defensive Equity Fund and AQR Emerging Defensive Equity Fund (each, a “Fund,” and together, the “Funds”), each a series of AQR Funds (the “Trust”), we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 80 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that it become effective on August 31, 2014. We have reviewed the Amendment and represent that it does not contain disclosure which would render the Amendment ineligible to become effective pursuant to Rule 485(b).

The Amendment also contains the Fund’s responses to the telephonic comments provided by you on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Friday, August 15, 2014, regarding Post-Effective Amendment No. 75 to the Trust’s Registration Statement filed with the Commission on July 2, 2014. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Funds. The Funds’ responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set out in the Registration Statement.

NEW YORK      WASHINGTON      PARIS      LONDON      MILAN       ROME      FRANKFURT      BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Prospectus

AQR Emerging Defensive Equity Fund

Comment 1

Prior Performance of Similar Accounts. Please confirm in writing that the funds and accounts that comprise the Composite have strategies that are substantially similar to that of the Fund given that the footnote to the table states that such funds and accounts do not follow the same tax management strategy of the Fund.

Response	The Fund confirms that the Accounts comprising the Composite have substantially similar investment objectives, policies and strategies as the Fund as of the date of the prospectus.

Comment 2

Prior Performance of Similar Accounts. In the second sentence of footnote 1 to the table showing prior performance of similar accounts, please clarify whether the term “accounts” refers solely to accounts within the Composite or whether this footnote should refer to accounts and funds within the Composite.

Response	The requested change has been made. The term “accounts” has been restated as “Accounts” which is defined in the first paragraph of the “Performance of Related Funds and Accounts” section.

All Funds

Comment 3

Performance of Related Funds and Accounts—GIPS. Please restate the following sentence in plain English: “Separately managed accounts are re-valued intra-month when a cash flow in excess of 100 basis points of the month-beginning NAV occurs.”

Response	The requested change has been made. The language has been restated to further clarify the methodology.

*  *  *  *  *  *  *   *  *  *

The Funds acknowledge that they are responsible for the adequacy and accuracy of the disclosure in their documents, acknowledge that the Commission is not foreclosed by its comment process from taking any action with respect to the Funds’ documents, and represent that they will not assert the Commission’s comment process as a defense in any securities-related litigation brought against the Funds.

Please do not hesitate to contact me at (212) 728-8865 if you have comments or if you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Ryan P. Brizek

Ryan P. Brizek

cc:	Brendan R. Kalb, Esq. Nicole DonVito, Esq. John Hadermayer, Esq. Rose F. DiMartino, Esq.